PRESS RELEASE

LoncorAnnounces Appointment of New Director to Board of Directors

Toronto, Canada – June 28, 2019 – Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN"; OTCQB: "LONCF") is pleased to announce that Zhengquan (Philip) Chen has been appointed a director of the Company.

Mr. Chen is Managing Partner of Dynaco Capital Inc., a Toronto-based financial advisory firm. He has participated in several significant transactions between Chinese SOEs and TSX-listed mineral companies in the past two decades. Mr. Chen holds an EMBA degree (University of Hawaii), LL.M degree (East China University of Science and Technology) and B.Sc. degree (Shanghai Normal University).

About Loncor Resources Inc.
Loncor is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo (the “DRC”) - the Ngayu and North Kivu projects. The Company holds exploration permits covering a significant portion of the Ngayu Archean greenstone belt in Tshopo province in the northeast DRC and is its main focus. The Company also controls exploration permits covering an area of approximately 13,000 km2 in North Kivu province. Both projects have historic gold production.

For further information, please visit our website at www.loncor.com, or contact: Arnold Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 361 2510.